Exhibit 99.1

Canadian Zinc reports on annual general meeting of shareholders

•	Company Provides Corporate Update

CZN-TSX
CZICF-OTCQB

VANCOUVER, June 21, 2016 /CNW/ -Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") announces the results of its 2016 annual general meeting of shareholders held in Vancouver, British Columbia on June 21, 2016.

All of the director nominees set out in the management information circular dated May 12, 2016 were unanimously elected as directors by a show of hands, to serve until the next annual general meeting of shareholders or until their successors are elected or appointed.

At the Meeting, John F. Kearney, Chairman and Chief Executive Officer welcomed the new directors; JC Potvin, Malcolm Swallow, Ian Ward and John Warwick, whose election today expanded and strengthened the board as the Company moves forward with the financing and development of the Prairie Creek Project.

Mr. Kearney also provided shareholders with an update on the Company's activities in 2016, noting the significant progress that has been demonstrated with the completion of the 2016 preliminary feasibility study and outlined the Company's planned development programs for the balance of 2016 following the completion of the recently announced $8 million financing. The following are selected extracts from the Chairman's remarks.

"Canadian Zinc's key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada and the Company's primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity. Considerable progress has been made this past year in advancing the project towards production.

During 2016, CZN advanced the project on several fronts and the Company has raised sufficient funds to complete a Bankable Feasibility Study in the coming year. Canadian Zinc is also examining financing options in order to secure the necessary capital financing to put the project into production.

Underground Drill Program Increased Resources

The 2015 underground drilling and development program was very successful in that all of the holes intersected the Main Quartz Vein structure and/or Stockwork mineralization, with some excellent grades and widths.

As a result of this program, the Company announced an increase in resources in March 2015 and again in September 2015. M&I Resource tonnage increased by 32%, while Inferred Resource tonnage remained unchanged. Measured and Indicated Resources increased to 8.7 million tonnes averaging 9.5% zinc, 8.9% lead and 136 g/t silver and Inferred Resources totaled 7.0 million tonnes averaging 11.3% zinc, 7.7% lead and 166 g/t silver.

New Block Model and Mine Plan Developed

As part of the optimization studies initiated after the completion of the 2012 Preliminary Feasibility Study ("2012 PFS"), the Company engaged AMC Mining Consultants to undertake further work aimed at reducing the initial cost of mine development, improving the mining methods and minimizing the operating costs.

Mineable Reserves based on the M&I Resource were subsequently increased in the new mine plan by 42%.

Transportation Plan – All Season Road Enters Environmental Assessment

The 2012 PFS transportation plan for the outbound transportation of concentrates and the inbound transportation of equipment and supplies, envisaged using the access road from the mine site to the Liard Highway only during the winter months.

In 2014, Canadian Zinc made an application to the Mackenzie Valley Land and Water Board and Parks Canada for the necessary Land Use Permit to permit and that application is now undergoing environmental assessment.

The all season road would enable the shipment of the same amount of material on a yearly basis but over a longer period of time, thereby reducing the frequency of traffic on the road. The all season road could potentially reduce energy costs and enable would consideration of more environmentally friendly alternative energy sources, such as LNG.

Offtake MOUs Signed with Korea Zinc and Boliden

In March 2016, Canadian Zinc announced the signing Memoranda of Understanding ("MOU') with Korea Zinc and Boliden for the future offtake of concentrates representing approximately 100% of the planned production of zinc concentrate and 50% of the planned production of lead concentrate from Prairie Creek mine for the first five years of operation.

This was a significant milestone for the Company as the MOUs, with two of the pre-eminent smelting companies in the world, confirmed the marketability of the concentrates and represented a major step forward on the path to development of the Prairie Creek Project.

2016 Preliminary Feasibility Study Delivered

Later in March 2016, the Company released summary results of the 2016 PFS, which included results of the optimization work mentioned. Key highlights of the 2016 PFS were as follows:

•	Post-tax Net Present Value, using an 8% discount, of $302M, with a post-tax internal rate of return of 26%, based on base case metal price forecasts of US$1.00/lb for both zinc and lead and US$19.00/oz silver, for the Life of Mine ("LOM") production at an exchange rate of $1.25CDN:$1.00US.
•	Average EBITDA of $90M per year and cumulative EBITDA of $1,432M over the LOM.
•	17 year mine life based exclusively on a Mineral Reserve of 7.6 million tonnes, grading 8.9% zinc and 8.3% lead, with 128 g/t silver, including a Mineral Reserve in the Main Quartz Vein of 5.2 million tonnes, grading 9.4% zinc, 10.4 % lead and 160 g/t silver.
•	Average annual production of 60,000 dmt of zinc concentrate and 55,000 dmt of lead concentrate containing 86M lbs of zinc, 82M lbs of lead and 1.7M ounces of silver.
•	Pre-production capital cost is estimated to be $216M, of which $59M will be incurred in Year 1 and $157M in Year 2, with an additional contingency of $28M.
•	Average LOM cash operating costs per tonne of ore mined (before transportation costs) are estimated at $165/t.

The 2016 PFS does not take into consideration the Inferred Mineral Resources of 7.0 million tonnes of 11.3% zinc, 7.7% lead and 166 g/t silver, which are currently too speculative geologically to have economic considerations applied to them, but could have the potential to more than double the presently considered mine life. The Prairie Creek orebody continues open-ended at increasing depths to the north.

Newfoundland Lead, Zinc, Copper Exploration

While Canadian Zinc focused efforts primarily on its Prairie Creek Project, advances were also made on the Company's VMS exploration project in central Newfoundland.

The Company was awarded research and development funding by the Research and Development Corporation of Newfoundland ("RDC") to determine the technical and economic viability of developing its key deposits, and some of those of controlled by Buchans Minerals, into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the four deposits owned by Canadian Zinc (Lemarchant, Boomerang-Domino, Tulks East and Long lake) and the deposits owned by Buchans Minerals (Bobbys Pond Daniels Pond and Tulks Hill), can be economically mined, pre-concentrated, trucked and then milled simultaneously or in sequence through a central mill.

Results to date suggest a sequential flowsheet provided the best overall recoveries.  The bench-scale testing programs will be followed by the development of a process simulation and order of magnitude cost assessment model.

C$8 Million Financing

In June the Company announced a C$8 million underwritten equity financing led by Paradigm Capital Inc. and Canaccord Genuity Corp. and including Dundee Securities Ltd. to sell 28,000,000 common shares and 4,000,000 flow-through common shares, at a price of C$0.25 per Share, for aggregate gross proceeds of C$8,000,000

The Company has also granted the Underwriters an over-allotment option to purchase up to 4,800,000 in any combination of Common Shares and Flow-Through Shares, exercisable, in whole or in part, at any time up to 30 days after the closing date of the Offering for additional gross proceeds of up to C$1,200,000.

The financing, which was well supported and was oversold, is expected to close on or about July 7, 2016.

OUTLOOK

Canadian Zinc's focus for 2016 will be to continue to advance the Prairie Creek Mine towards production. The updated 2016 Pre-Feasibility Study indicates a robust project at consensus forecasts for the long term prices of lead and zinc and there is good potential for additional project optimization, enhanced economics and further extending the mine life.

As part of the Technical Report, the Authors identified a number of project opportunities that, if implemented, could yield economic, operational and environmental benefits. The Prairie Creek Mineral Resource would support a substantial increase in mining/milling rates and a high-level assessment is envisaged of increasing the mill capacity with various scenarios of mining and milling, including possible mill expansion, that could lead to improved economics with more metal being mined and milled per year.

A further recommendation from the Technical Report is the creation of a composite bulk sample, collected from recent underground drilling, on which to carry out Locked Cycle Tests, for better definition of the milling process, recoveries and reagent consumption.

It is intended that these recommended metallurgical testing and mill capacity studies will be carried out in 2016, and that the ongoing environmental assessment and permitting of the proposed all season road will be continued. Some front-end detailed engineering and design, and some site maintenance and early works programs, may be undertaken as financing permits.

Meanwhile, the RDC financially supported metallurgical testing program on the central Newfoundland properties is continuing and will be followed-up by the development of a process simulation and cost assessment model which will be used to help focus on the key factors that are critical to realizing the economic potential of the base metal deposits in central Newfoundland. This program will continue throughout 2016 and is scheduled to be completed by November 2016.

Canadian Zinc expects the financing announced June 15, 2016 will close on July 7, 2016 enabling the Company to undertake its planned programs for the balance of 2016 and into 2017.

The long term outlook for lead and zinc remains very positive and, supported by the results of the 2016 PFS, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the financing necessary to complete the development and construction and put the Prairie Creek Mine into production."

Results of the Annual General Meeting

The detailed results of the proxies submitted for the vote on the election of directors are as follows:

	Votes For	Percentage of Votes For	Votes Withheld	Percentage of Votes Withheld
John F. Kearney	37,107,683	97.67%	885,705	2.33%
Dave Nickerson	37,587,046	98.93%	406,342	1.07%
Jean-Charles Potvin	37,562,589	98.87%	430,799	1.13%
Malcolm JA Swallow	37,354,156	98.32%	639,232	1.68%
Alan B. Taylor	37,311,654	98.21%	681,734	1.79%
Ian Ward	37,555,136	98.85%	438,252	1.15%
John Warwick	37,553,196	98.84%	440,192	1.16%

The shareholders voted in favour of all matters brought before the Meeting. The results of the other matters considered at the Meeting including the appointment of auditors are reported in the Report of Voting Results as filed on SEDAR on June 21, 2016.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; E-mail: invest@canadianzinc.com; Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 15:04e 21-JUN-16